Exhibit 5.1

[Kronish Lieb Weiner & Hellman LLP Letterhead]

August 18, 2003

Ladies and Gentlemen:

We have acted as counsel for Central European Distribution Corporation, a Delaware corporation (the “Company”), in connection with the registration by the Company under the Securities Act of 1933, as amended (the “Act”), of 1,500,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), to be offered for sale by the Company from time to time pursuant to the Company’s 1997 Stock Incentive Plan, as amended on April 28, 2003 (the “Plan”).

We have examined the Company’s Certificate of Incorporation and Bylaws and minute books and such other documents and records as we have deemed necessary and relevant as a basis for our opinions hereinafter set forth. For the purposes of this letter, we have assumed the genuineness of all signatures and the conformity to original documents of all instruments furnished to us for review or examination as copies.

Based on the foregoing and having regard to such legal considerations as we have deemed relevant, it is our opinion that when (i) the Common Stock has been duly registered under the Act, (ii) certificates for the Common Stock have been duly delivered and (iii) the Company has received the consideration to be received by it pursuant to and upon exercise of the related options awarded under the Plan, the Common Stock will be validly issued, fully paid and non-assessable by the Company, with no personal liability attaching to ownership thereof.

We hereby consent to the inclusion of this opinion in the Registration Statement and to the references to this firm contained therein.

Very truly yours,

/s/     KRONISH LIEB WEINER & HELLMAN LLP

KRONISH LIEB WEINER & HELLMAN LLP